Mail Stop 3561

September 29, 2009

Laura Wright
Chief Financial Officer
Southwest Airlines Co.
P.O. Box 36611
Dallas, TX 75235-1611

  Re: **Southwest Airlines Co.**
    File No. 001-07259
    Form 10-K: For the fiscal year ended December 31, 2008
    Form 10-Q: For the quarterly period ended June 30, 2009

Dear Ms. Wright:

  We have reviewed your September 4, 2009 correspondence and have the following comments. We ask you to revise your filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your responses, we may raise additional comments.

  Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Frequent flyer program, page 50

1. Per your response to our prior comment number 4, you believe that your accounting policy for frequent flyer credits is consistent with the guidance outlined in the AICPA Audit and Accounting Guide for Airlines (the "Airline Guide"). However, we do not concur with your conclusion. In this regard, we note that paragraph 3.108 of the Airline Guide states that under the incremental cost method, a liability is recorded for the incremental cost associated with rewarding those frequent flyer program ("FFP") members expected to redeem mileage credits. In addition, paragraph 3.109 of the Airline Guide states that a

key factor in estimating an FFP obligation under the incremental cost method is the estimate of mileage credits that are expected to be redeemed. While we acknowledge from your response that a significant amount of your FFP members' flight credits expire unused, we believe that the exclusion of all partially earned awards from your liability implies that it is not probable that <u>any</u> of the excluded flight credits will ultimately be redeemed by your program's members. Furthermore, per your disclosure regarding your "Rapid Rewards Frequent Flyer Program" on page 6, it appears that the liability that you recognize is based upon the incremental costs attributable to earned awards that you expect to be redeemed. In this regard, we believe that taking into consideration the probability of partially earned awards being fully earned and redeemed would be consistent with your practice of taking into consideration the probability of fully earned awards not being redeemed. Based upon the observations noted above, we believe that your liability for frequent flyer awards should also include an accrual for partially earned awards that you expect will be fully earned and redeemed. Please revise your accounting policy accordingly, or advise.

<u>Form 10-Q: For the quarterly period ended June 30, 2009</u>

<u>Item 1. Financial Statements</u>

<u>Notes to Condensed Consolidated Financial Statements</u>

<u>Note 13. Early Retirement Offer</u>

2. We have reviewed your response to our prior comment number 10. However, it is not clear to us why you believe that the termination benefits attributable to your one-time voluntary early out program are excluded from the scope of SFAS No. 88. Per your response, you have concluded that the mandatory service period required for a significant number of your employees does not qualify as a short period of time; therefore, you believe all costs of the program should be spread over that service period. While we acknowledge that paragraph 15 of SFAS No. 88 suggests that special termination benefits would only be expected to be <u>offered</u> for a short period of time, the guidance does not appear to address whether or not a mandatory service period can be required for the recipients of such benefits. In this regard, we note that all of your employees were only provided (i) approximately two months to elect to participate in your program and (ii) one additional month to rescind their election. Based upon the fact that your one-time voluntary early out program was only offered for a short period of time, it appears to be covered by the guidance outlined in paragraph 15 of SFAS No. 88. As such, your program also appears to be excluded from the scope of SFAS No. 112 pursuant to paragraph 5(c). Furthermore, the termination benefits awarded by your program do not appear to be analogous to the bonus compensation contemplated by EITF 05-5. Therefore, we believe you should revise your intended accounting treatment for the costs attributable to your one-time

voluntary early out program. Alternatively, explain to us in further detail why you do not believe that a revision is necessary.

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You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief